SUB-ITEM 77D(g)


                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                               AIM GROWTH SERIES


At a meeting held on December 9-10, 2003, the Board of Trustees of AIM Growth Series, on behalf of AIM Global Trends Fund, voted to change the fund's name to AIM Global Equity Fund (the "Fund") and, as a result of such name change, to revise the 80% principal investment strategy set forth in the Fund's prospectus. These changes became effective on March 31, 2004. Under the revised principal investment strategy, the Fund is required to invest at least 80% of its net assets in equity securities.